Exhibit 99.1

TASEKO COMPLETES DEBT REFINANCING, REDUCING OVERALL DEBT

AND EXTENDING MATURITIES TO 2022

June 14, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) is pleased to announce that it has completed its offering of US$250 million aggregate principal amount of 8.75% Senior Secured Notes due 2022 (the “Notes”). The Company used the net proceeds of the offering, and a portion of its existing cash balance, to fund the redemption of its Senior Notes due 2019 and to repay its senior secured credit facility and the related copper call option.

Russell Hallbauer, President and CEO of Taseko, stated, “We are pleased to have reduced our outstanding debt with this transaction, while at the same time pushing out the maturity date to June 2022. Our balance sheet is much stronger today and provides the Company with the security and flexibility to manage our operations at Gibraltar and continue to advance our pipeline of projects. We felt that it was prudent to use a portion of our growing cash balance, from strong operating performance and the recent silver stream sale, to reduce our overall long-term debt.”

The Company used the proceeds from the Notes offering (US$247.5 million) and a portion of its cash on hand (US$54.5 million), to fund the redemption of its outstanding Senior Notes due 2019 (the “Existing Notes”) for US$203.8 million including accrued interest, to repay its senior secured credit facility for US$79.4 million including accrued interest, to buy-out a copper call option held by the credit facility lender (US$11.9 million) and for estimated transaction costs of US$6.9 million.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Notes have not been qualified by a prospectus in Canada. Unless registered or qualified by a prospectus, the Notes may be offered and sold, only in transactions that are exempt from registration requirements and from prospectus qualification under Canadian securities laws. In the United States, the Notes were offered and sold, only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States, to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and

•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.